15046836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5314 Maryland Way, Suite 300
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

MY COMMISSION EXPIRES
MAY 30, 2017

SUSAN H. RICH
STATE OF TENNESSEE
NOTARY PUBLIC
WILLIAMSON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm's Review of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2014

(With Independent Auditor's Report Thereon)

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Table of Contents

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying financial statements of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TrustCore Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TrustCore Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

The information contained in Schedules 1 through 6 has been subjected to audit procedures performed in conjunction with the audit of TrustCore Investments, Inc.'s financial statements. The supplemental information is the responsibility of TrustCore Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2015

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	116,061
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		114,026
Prepaid expenses		113,556
Total assets	$	393,643

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	135,653
Due to parent company		19,390
Income taxes payable (deferred income taxes)		14,580
Total liabilities		169,623
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		215,695
Total stockholder's equity		224,020
Total liabilities and stockholder's equity	$	393,643

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 1,950,673
Interest and dividends	443
Total revenues	1,951,116
Operating expenses:	
Commission expense	1,215,845
Clearance fees	34,586
Salaries and benefits	482,635
Insurance	102,040
Interest expense	3,992
Professional fees	23,852
Communications and data processing	34,414
Taxes and licenses	16,908
Office expense	90,402
Total operating expenses	2,004,674
Loss before provision for income taxes	(53,558)
Provision for income taxes	66
Net loss	$ (53,624)

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2013	$ 1,000	7,325	269,319	277,644
Net loss	-	-	(53,624)	(53,624)
Balance at December 31, 2014	$ 1,000	7,325	215,695	224,020

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2014

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2014

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net loss		$ (53,624)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing organization	$ 7,521	
Increase in prepaid expenses	(15,630)	
Decrease in payable to registered representatives	(3,146)	
Total adjustments		(11,255)
Net cash used by operating activities		(64,879)
Cash flows from investing activities:		
Decrease in due from parent company	63,396	
Net cash provided in investing activities		63,396
Cash flows from financing activities:		
Increase in due to parent company	19,390	
Net cash provided in financing activities		19,390
Net increase in cash and cash equivalents		17,907
Cash and cash equivalents at beginning of year		98,154
Cash and cash equivalents at end of year		$ 116,061

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 3,992
Income taxes	$ 66

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2014

(1) Organization

TrustCore Investments, Inc. (the "Company") is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2014.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis. The consolidated federal and state income tax returns associated with the Company's parent for 2014, 2013, 2012 and 2011 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(2) Summary of Significant Accounting Policies, Continued

(d) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Advertising Costs

Advertising costs are expensed as incurred.

(f) Fair Value of Financial Instruments

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2014, the Company had net capital as defined of $101,950 which was $51,950 in excess of its required net capital of $50,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) ***Due From Parent Company***

The payments of $19,390 at December 31, 2014 represent unsecured non-interest bearing payments made from its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2014, were approximately $651,000. Included within the current year allocation associated with salaries and benefits is an amount of $131,445 that represents salaries of the parent company's directors. Current year advertising costs of $12,777, as allocated to the Company, were included in the expense category of office expense.

In addition, the parent company has entered into a line of credit note agreement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is December 1, 2015. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2014, the outstanding principal balance on the parent company's line of credit was $150,636. The effective interest rate at December 31, 2014 was 3.75%.

Effective January 9, 2014, the parent company entered into a promissory note agreement with a financial institution as a means of financing furniture and equipment additions in connection with the facilities relocation. The principal amount of the loan of $400,000 is to be paid in equal monthly installments of $5,526, including interest at 4.25%, through January, 2021. The loan is collateralized by the furniture and equipment additions made in connection with the proceeds of the loan. In addition, the parent company directors serve as guarantors of this promissory note. The outstanding balance of the loan at December 31, 2014 was $354,126.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $110,783 associated with the sublease agreement was allocated to the Company during 2014 net of a related amount of $89,225 allocated to registered representatives, and is included within office expense. Interest of $3,992, of which $2,852 was associated with the promissory note and $1,140 was associated with the line of credit agreement, was allocated during 2014 and is reflected as interest expense.

(5) *Related Party Transactions, Continued*

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Remaining lease payments, under this agreement, are scheduled as follows:

Year Ended December 31,	Amount
2015	$ 612,522
2016	624,773
2017	637,268
2018	650,014
2019	663,014
Thereafter	2,787,336
	$ 5,974,927

(6) *Provision for Income Taxes*

The provision for income taxes at December 31, 2014 consists of the following:

	Current	Deferred	Total
Federal income tax provision	$ 52	-	52
State income tax provision	14	-	14
Total income tax provision	$ 66	-	66

The current provision is derived from the current year loss from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

Deferred income taxes payable at December 31, 2014 were $14,580. Deferred income taxes reflect the net tax effects of temporary differences between the underlying carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax liability relate to allocation of costs associated with depreciation and rent.

(6) *Provision for Income Taxes, Continued*

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax provision is shown as follows:

Expected income tax expense (benefit) at the U.S. statutory tax rate of 34%	$ (18,232)
The effect of:	
Nondeductible expenses	18,358
State income taxes, net of the U.S. federal income tax effects	14
Graduated U.S. statutory tax rates	(74)
Income tax provision	$ 66

(7) *Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives*

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 114,026	135,653

(8) *Commission Concentrations*

During 2014, four registered representatives (including two of the parent company's directors and officers of the Company) accounted for approximately 43% of the total commission revenue for the current year of $1,950,673 and approximately 51% of the total commission expense for the current year of $1,215,845.

(9) *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2014, that were known to management.

(10) *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(11) *Subsequent Events*

Management has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2014

Total stockholder's equity	$ 224,020
Add other (deductions) on allowable credit - deferred income taxes payable	14,580
Total stockholder's equity qualified for net capital	238,600
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	96,892
Due from parent company	
Prepaid expenses	39,652
Haircuts	106
Total nonallowable assets and haircuts	136,650
Net capital	101,950
Net capital required	50,000
Excess net capital	$ 51,950
Aggregate indebtedness as included in the Statement of Financial Condition:	
Payable to registered representatives	$ 135,653
Due to parent company	19,390
Total aggregate indebtedness	$ 155,043
Ratio of aggregate indebtedness to net capital	152.08%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 102,046
Effect of subtraction for haircut adjustment	(96)
Net capital, per December 31, 2014 audit report	$ 101,950(a)

(a) The Company's (unaudited) Focus Report for the period ended December 31, 2014 was subsequently amended on February 27, 2015 to reflect the net capital per the December 31, 2014 audit report of $101,950.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2014

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2014 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2014	$ 102,046
Subtraction for haircut adjustment	(96)
Net capital as computed on Schedule 1	$ 101,950

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2014

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2014

None

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by TrustCore Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. TrustCore Investments, Inc.'s management is responsible for TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of cancelled checks and related bank statements), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting an inadvertent difference of $(55,205) associated with total revenue that resulted from the use of the amount of revenue submitted with the initial Form X-17A-5 for September 30, 2014 instead of the amount of revenue as reflected on the amended Form X-17A-5 for September 30, 2014.;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences other than the previously described difference between the reported total revenues that resulted in the overpayment of $137 associated with the Form SIPC-7 payment; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2015

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2014

Total revenue (for the year ended December 31, 2014)			$ 1,951,116
Additions			-
Deductions			-
SIPC net operating revenues			$ 1,951,116
General SIPC assessment for the year ended December 31, 2014			$ 4,878
Less payments applied to the assessment (excluding interest):			
Payment Date		Payment Amount	
July 31, 2014	(Form SIPC-6)	$ 2,431 (a)	
February 11, 2015	(Form SIPC-7)	2,584 (b)	
			$ 5,015
			$ (137)*

(a) Payment cleared correspondent bank account August 7, 2014.
(b) Payment had not cleared as of February 27, 2015.

*Overpayment was based on inadvertent use of a total revenue amount of $2,006,321 instead of appropriate amount of $1,951,116. This difference of $55,205 resulted from the use of the initial Form X-17A-5 for September 30, 2014 instead of amended form for that period.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying TrustCore Investments, Inc. Exemption Report, in which (1) TrustCore Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TrustCore Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) TrustCore Investments, Inc. stated that TrustCore Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TrustCore Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TrustCore Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2015

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

TRUSTCORE®

Phone 615.377.1177
Fax 615.371.1941
5314 Maryland Way, Suite 300
Brentwood, Tennessee 37027-6219

TrustCore Investments, Inc.
SEC #: 8-32152
FINRA #: 15423
February 27, 2015

TrustCore's Exemption Report

TrustCore Investments, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R §240.15c3-3 under the following provisions of 17C.F.R §240.15c3-3(K)(2)(ii).

The Company met the identified exemption provisions in 17C.F.R §240.15c3-3(K)(2)(ii) throughout the most recent fiscal year without exception.

TrustCore Investments, Inc.

I, Darryl L. Edmonds, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

Secretary, Principal

February 27, 2015